Strategy Briefing David Murray Chief Executive Officer 20 May 2003

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Strategy Briefing Hugh Harley Retail Banking Services 20 May 2003

•	In August David outlined the new corporate strategy and new vision for the Group built around ‘service, efficiency and people’.

•	This morning I will be introducing you to the strategy and initiatives RBS has developed to enable us to realise the vision.

The material that follows is a presentation of general background information about the Bank's activities current at the date of the presentation, 20 May 2003. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate. Disclaimer

Speaker's Notes Speaker's notes for this presentation are attached below each slide. To access them, you may need to save the slides in PowerPoint and view/print in "notes view."

Branch/Agencies Total Branches 1,016 Total Agencies 3,890 Electronic Total ATMs 3,116 EFTPOS Terminals 122,767 Online Netbank customers 2.6m CBA Market Share 27% Mobile Mobile Bankers 216 Direct Banking Telephone Passwords 7.0m Total Calls (02/3 YTD) 110m Advice/3rd Party Active Mortgage 252 origination head agreements Financial Planners 335 Financial Consultants 161 * Ezy Banking - over 758 Woolworths stores RBS Profile Our network - Our staff - 18,000 people (including operations) Our footprint - Leading market share in core Retail products ~ total footings of $169.6bn at 31 March 2003 All data as at 30/04/03 unless specified

•	Along with our leading market share position and brand strength, our distribution strength is our other area of real competitive advantage.

•	Largest distribution network in Australia

•	Presents a tremendous opportunity in terms of sales and service but also in terms of operating as a scale business to drive processing and cost efficiencies.

Our Strategy is aligned to the Group Vision To be chosen and respected as an excellent provider of financial services Using flexible technology, scale and risk management to ensure our services are of superior value Being skilled, authorised, equipped and engaged to differentiate our service. Recognising the unique lifetime financial needs of customers. Providing services that are best in segment with choice of access The Vision Business Goals: Divisional Goals: Growing people and culture Simplifying products, delivering choice of access Leveraging infrastructure and scale Understanding customer needs
•	RBS will deliver on the Group Vision by strategic focus on:

•	understanding all customers needs and serving on them consistently and effectively, through the best recognised financial services brand in Australia.

•	rationalising products and redesigning processes to deliver a better customer experience more cost effectively

•	driving a performance culture across the Retail Bank where our people are motivated and empowered to optimise sales and service outcomes.

•	utilising the strategic asset of having the largest and most extensive network in Australia to deliver customers an unmatchable choice of contact points

•	leveraging scale and infrastructure to reduce costs, increase efficiency and provide better customer experiences

•	my approach is to speak to the broad themes and illustrate with specific examples and measures, not trying to be comprehensive on all initiatives.

To be chosen and respected as an excellent provider of financial services Using flexible technology, scale and risk management to ensure our services are of superior value Being skilled, authorised, equipped and engaged to differentiate our service. Recognising the unique lifetime financial needs of customers. Providing services that are best in segment with choice of access Growing people and culture Simplifying products, deliver choice of access Leveraging infrastructure and scale Understanding customer needs The Vision Business Goals: Divisional Goals: Our Strategy is aligned to the Group Vision

A core focus is to understand our customers needs so we can deliver on the ‘valued service’; through traditional research and segmentation techniques (for product and bundle design), and through revitalising our sales skills and front-line sales protocols with are based on needs analysis at all relevant customer contacts.

By understanding customer needs, RBS' strategy will deliver better service, improved retention and higher cross sales Service Respecting our customers Sales Cross-sell and retention focus Understanding customer needs

In understanding our customers’ needs, we are focused on both sales and service outcomes.

•	Retail banking is a service industry-hence the service experience — how we show respect to our customers is key to purchase decisions (competitive prices are necessary but not sufficient).

•	Our sales and service protocols at the front-line are one and the same — aimed at appropriate needs analysis at all relevant customer contacts, to drive referrals and cross sales.

•	In essence, focusing on service for us is about leveraging scale — about improving the quality of all the customer interactions we have every day. The opportunity for us is to redesign our processes and systems so we can improve service while at the same time reducing cost, — a theme to which I will return.

Service quality is core to our strategy & results show significant improvement in key areas The service focus will deliver increased gains in the future Queue program is underway with early results indicating major gains in customer service speed and efficiency, without additional cost. Completed a major distribution strategic review and are now redesigning, refurbishing and retailising our branch network to better serve customer needs Growing our performance culture, rewards based on service and sales results 33% improvement in service recovery opportunities ATM availability increased from 92% to 96% 11% increase in error-free home loan applications Average teller queue time down from 4.25 mins to 3.44 mins Service quality has increased by 13% since Jan 2002

Service quality is rising and gains are being sustained

Overall Retail Bank service quality is up by 13% since the beginning of January 2002

•	queue times have fallen on average and this is very pleasing — customers tell us that queue times are a critical deliverable for better service.

•	now have a program underway to create long-term fundamental change to queue times without additional cost.

In the future, our service focus will increasingly deliver results

•	redesigning our processes, supported by infrastructure investment, support our valued service proposition for Retail customers

•	strengthening our performance culture where staff are rewarded on sales and service results

A national queue management program has started in 2003 and early results are positive A 20% decrease in rolling fortnightly queue time since the introduction of the program A 52% decrease in queue lengths in a pilot programme of very busy branches
•	A Queue Management Program has commenced

•	Program tracks queue times every day in all branches and employs management techniques in our busiest branches over 2 month cycles

•	Behind positive results on queues is a program of actions to reduce queue lengths by

•	Working to eliminate identified redundant branch processes and procedures. Issues already addressed include use of unstatemented transactions, first point resolution with customer service centre and elimination of branch involvement in overseas card holder disputes.

•	Intensive analysis of busy branches has confirmed that the primary drivers are management focus, queue layout and rostering mix combined with excessive processes.

•	Our target is to have at least 93% of branches achieving 5 minute queue times by December 2003.

We have the potential to build a unique service model which combines low cost delivery with customer respect The Retail Bank's service model will be differentiated by its - Accessibility The largest network driving low cost scale proprietary distribution Reliability People and systems support the service model to create consistent results each time, every time Pro-activity Sales and service skills in the front- line and central use of data allow us to be pro-active. HR systems aligned to ensure consistency and transparency with performance outcomes Refresh of our sales and service protocols and building of coaching skills Process redesign across the business Programs are now in place to drive the service model, these include -

•	The opportunity for us is to build on our traditional strengths of distribution, product diversity and brand by strengthening our service proposition. Customers are telling us the importance of accessibility, which is a strength together with reliability and pro-activity — both of which are a focus for us now.

•	Recent research results from Research International show that — CBA maintains its very strong position:

– consistent and reliable service

– offering personal / friendly service

– knowledgeable and competent staff

– offering convenience and choice in banking

– breadth and innovation in products

The Retail Bank is targeting a significant increase in products per customer through a clear cross-sell strategy We are targeting increasing our products per adult customer from 2.5 to 2.8 by December 2004, focusing on the following areas: Segment specific product bundling Targeted marketing Sales incentives on cross-selling Targets and rewards for quality referrals Leads management systems to drive cross-sell

•	Now well positioned to use our increasing service effectiveness to drive cross sell, including developing product bundles to market to specific customer groups.

•	Execution is supported by targets and rewards for referral quality and sales incentives for closed cross sales, for example some key drivers we are focused on currently in the network are:

•	Target of 15 customer needs analysis per week per sales person

•	Target of 15 sales per week per sales person

•	Target of 20 referrals per week per teller

A centralised sales leads system has been implemented which is delivering positive results Generated sales leads are 50% above target Contact rate is 20% above target Conversion rate is 150% above target One in ten calls generates an unsolicited referral

•	A key focus has also been to improve our capability of centralised generation of sales leads based on data warehouse trigger analysis.

A cost effective acquisition & increased retention focus on youth customers differentiates & drives our leadership position CBA is the clear market leader with 2.33 million youth customers 80% of adult CBA customers are acquired when they are 25 years or under School banking is a unique CBA channel for mass customer acquisition School banking delivers CBA with a 46% cost advantage for youth customer acquisition Interactive 'dollars and sense' website for school customers...

•	CBA’s youth customer strength enables us to acquire customers more cost effectively than any other major Bank.

•	80% of CBA’s adult customers were acquired under 25 years of age, often with a significant cost advantage via school banking.

•	Recently launched the YouthSaver account product and introduced management techniques for the changing needs of under 18 year old customers. The Youth Saver account seamlessly transitions youth customers across the age groups, with one account number which makes it easier for customers and enhances retention in young adults.

To be chosen and respected as an excellent provider of financial services Using flexible technology, scale and risk management to ensure our services are of superior value Being skilled, authorised, equipped and engaged to differentiate our service. Recognising the unique lifetime financial needs of customers. Providing services that are best in segment with choice of access Growing people and culture Simplifying products, deliver choice of access Leveraging infrastructure and scale Understanding customer needs The Vision Business Goals: Divisional Goals: Our Strategy is aligned to the Group Vision

The second core strategic focus for the Retail Bank to deliver the Group Vision is to:

•	Simplify products

•	Deliver choice of access

Simplifying transaction account products with a monthly account fee has met expectations We have responded to the opportunity of our large number of transaction accounts by simplifying our product and fee structures The balances lost from introducing the monthly account keeping fee has been well within expectations with account loss skewed towards low balance accounts (78% of accounts closed had a balance less than $250) 52% of customers who closed transaction accounts continue to have a deposit relationship with CBA e.g an Award Saver Account Any losses to competitors have tended to be accounts not relationships

•	Transaction account rationalisation and simplification have been implemented and results have been within expectations

•	We set tough targets for ourselves but we still lost fewer accounts to competitors than we expected.

•	Of those accounts closed:

– 78% of accounts had a balance of less than $250

– 52% of customers who closed a transaction account still have a deposit relationship with us — e.g. an Award Saver account

– customers have tended to keep their core products (e.g. home loans, credit cards) with CBA

Home Loan growth remains strong Home Loan growth remains strong with market share stable aided by slowing run off and increasing penetration of 3rd party market. Market share increase from 12% to 16% Improvement by 9% Home Loan growth year to March 03 is 15% (CBA Group 17.5%) Share of 3rd party market growing Management of Run-Off Market share stable

•	Home loan growth continues to remain strong with year on year growth to March 2003 running at 15% for the Australian operations and 17.5% for the Group.

•	There is no comprehensive measure of market share at present. Using our outstandings compared to available APRA market data, our market share is steady relative to March 2002.

•	Our share of the 3rd party broker market increased from 11.8% in Mar 02 to 15.6% in Mar 03. Growth in broker share has been through product quality, competitiveness, and service provision to brokers. Our commission rates are right in line with market.

•	Most recently, our share of approvals has picked up with gross volumes strong, we expect to maintain current share going forward supported by ongoing improvement in run-off.

We are successfully re-engineering the RBS home loan value chain to provide improved returns, service experience and costs Disjointed online view of customers current relationship with CBA Multiple loan origination systems 2 days for conditional approval of home loan Strict criteria for Loan qualification Lenders role combined sales, service and retention Limited Sales tools available External approval required for some loans (LMI) Status tracking available to brokers only Top up loans funded as additional advances Access customer profile real-time at any CBA point of sale Single origination system increases service & efficiency Conditional approval provided in less than 4 hours (55% of loans given automatically) Flexibility via partnership with Bluestone Mortgages Specific sales,service and retention protocols established Enhanced Sales Support tools implemented (Valuation System / Self Employed Calculator / CMP) LMI approved at the same time of loan approval Status tracking available at any CBA point of sale Top up loans funded to existing loan Lengthy manual processes undertaken Loan Documentation cumbersome Loan Data rekeyed into several support systems Separate processing streams for 3rd Party and proprietary Streamlined processes / forms introduced Simplified UTC - Allows increased customer flexibility for servicing changes and fee recovery Loan Data keyed once No electronic access for customer redraw transactions No defined Customer retention programme Complex 7 step loan switching process Electronic access available through NetBank to redraw available home loan funds Customer retention programme well established and now centralised Simplified 4 step loan switching process Enhancements to decisioning scorecards will increase the % of auto decisions to more than 70% Automated valuation decision process 3rd party and proprietary supported via the same single business process Card Access to Home Loan redraw balances Customer servicing transactions completed at point of contact online or through CSC - 1 step process Automated calculation of pay-out amounts, improve level of customer service 3rd party and proprietary supported via the same single business process In 2000 In 2004 In 2003 Application Establishment Servicing/ Retention

•	The end to end home loan project is redefining the home loan process (refer to the full page handout in pack) -

•	gains are already flowing through — error free home loan applications are up 11% since January 2002

•	Since 2000, we have delivered fundamental changes to the home loan application and establishment processes -

•	we now have conditional approval turnaround time down to 4 hours (from 2 days)

•	streamlined processes and forms with loan data keyed once

•	a single origination system

•	access to customer profiles in real time at any point of sale

•	In the next year (as noted on the slide), we will focus on delivering changes to the home loan servicing and retention process to close the loop and deliver a better and more consistent end-to-end customer experience

•	These changes: better economics, better service — are key to our response as credit growth slows, together with the extremely sound nature of our credit portfolio

•	It is also an excellent example of the opportunity for us to re engineer processes in a way which improves both service quality and cost efficiency.

Credit card market share is growing despite a challenging environment Mitigants of portfolio cross-subsidisation Focus on transaction initiatives e.g cash advance fee, FX fees and late payment fees Response to competitors and the market change Cross-sales through product bundling (eg/ credit cards and home loans) 80 separate product trigger points for credit card sales and upgrades. Tailoring of individual customer offerings based on customer behavior Leverage strengths in issuing and acquiring via rewards design Product innovation Personal Credit Card market share of outstanding balances has grown from 21.6% at end of June 02 to 22.1% as at end of Feb 2003

•	Credit cards is a challenging market but we have increased our share of outstanding balances by-

•	a clear expansion focus — e.g. through cross sales from product bundling and trigger analysis;

•	a defensive position to competitors — e.g. new product features and benefits in train.

•	Our high revolve rate and our well-matched issuing and acquiring position provides a strong underlying position.

Our leading deposits market share position is being maintained despite new entrants competing aggressively Defend and grow our current competitive position Enhancing and rationalising our existing product suite to accommodate more further growth Leverage the customer franchise Focus in branches Active marketing campaigns with careful margin management Ongoing product development Our leading market share position is being maintained at 24.7% as at end of Mar 2003

•	Leadership position being maintained in the deposits market despite competition from new entrants

•	Growth Strategy

•	existing products being enhanced and /or rationalised

•	leveraging our customer franchise and offering of the largest network for access convenience to customers

To be chosen and respected as an excellent provider of financial services Using flexible technology, scale and risk management to ensure our services are of superior value Being skilled, authorised, equipped and engaged to differentiate our service. Recognising the unique lifetime financial needs of customers. Providing services that are best in segment with choice of access Growing people and culture Simplifying products, deliver choice of access Leveraging infrastructure and scale Understanding customer needs The Vision Business Goals: Divisional Goals: Our Strategy is aligned to the Group Vision

The third core strategic focus for the Retail Bank to deliver the Group Vision is to:

•	Strengthen performance culture driven by sales and service

Cultural change with a clear focus on sales and service is underway with positive results Measurement and incentives aligned to sales and service, with clear reward and recognition linked to Customer responsiveness and queue lengths Cross-selling and retention A sales and service coaching program has been rolled out Sales and service breakaway goals have been launched for staff and customers Absenteeism is down by 14% in the year from Jan 02 to Jan 03 Turnover is down by over 4% since mid 2002 Succession planning is hitting the mark with 82% of critical roles now having identified successors Top quartile staff engagement based on annual Gallup survey.

•	We have recognised the need to align KPIs and supporting systems to the behaviors that drive value in our business.

•	HR systems are now aligned to the behaviors required to deliver the service experience

•	coaching program in place

•	sales & service breakaway stretch goals in place

•	Results are starting to flow in -

•	absenteeism is down

•	turnover is down

•	‘ready now’ internal candidates for succession planning now at 82%

•	Gallup results continue to show increasing progress each year

To be chosen and respected as an excellent provider of financial services Using flexible technology, scale and risk management to ensure our services are of superior value Being skilled, authorised, equipped and engaged to differentiate our service. Recognising the unique lifetime financial needs of customers. Providing services that are best in segment with choice of access Growing people and culture Simplifying products, deliver choice of access Leveraging infrastructure and scale Understanding customer needs The Vision Business Goals: Divisional Goals: Our Strategy is aligned to the Group Vision

The final core strategic focus area for the Retail Bank to deliver the Group Vision is to:

•	Leverage the Retail Bank’s infrastructure and scale position as the largest retail bank in the country

Our restructuring initiatives for 2002-03 will be successfully completed We are on track with the Retail component of the Group strategic initiatives: Targeted efficiency gains across the retail bank has been delivered. This equates to a reduction in excess of 1000 staff across the network . The specific focus is on eliminating, automating, streamlining and centralising high volume, low customer value activities

•	We are on track to deliver the Retail component of the Group strategic initiatives from the efficiency programs.

•	The efficiency programme is tracking to plan and is achieving targeted efficiencies and cost savings

•	The majority of quick-win initiatives are complete and the focus is now on more complex processes that are systems dependent such as streamlined file changes for cheque accounts, changes to NetBank registration/account linking processes and fax elimination/reduction removal

A major branch redesign and refurbishment program is underway to optimise our network for sales & service We are commencing a major refurbishment of the entire network in 2003/2004 with 100 branches to be refurbished initially. Prioritisation is based on profile and economic opportunity. Refurbishment will be partly funded by harvesting excess floor space through subleasing and selective co location. Refurbishment costs have been substantially reduced by modular design.

•	With the country’s largest network, we have the scale to touch more customers, more often.

•	The Branch redesign and refurbishment program will leverage our physical footprint by taking our new sales and service values to customers -

•	Customers will see and experience a new “retail look and feel” with greater flexibility and simplicity each time they deal with us

•	The program will optimise our footprint, with services (transactions, homeloans, investment services) tailored to the needs of the demographic

The program will also harvest excess floor space from the new design which will generate substantial rental savings

•	In addition, some redesigned branches may be reconfigured to co-locate with partners to provide additional retail customer services to CBA customers

In summary, our strategic focus areas Simplify products, deliver choice of access Grow people & culture Leverage infrastructure & scale To be chosen and respected as an excellent provider of financial services Understand customer needs

In summary, the Retail Strategy is focused on four key fronts.

•	To better understand and meet the needs of customers through our sales and service models

•	Simplifying products across Retail while extending choice of access to customers across the largest network in Australia

•	Enabling our people to differentiate on sales and service

•	Leveraging market leading infrastructure and scale to drive economic benefit

Simplify products, deliver choice of access Grow people & culture Leverage infrastructure & scale To be chosen and respected as an excellent provider of financial services Understand customer needs Results are clearly showing the retail strategy is delivering... Significant improvement in key service areas Sales and leads conversion are increasing supported by a clear cross-sell strategy Strong growth in market share for several key products Re-engineered home loan value chain providing service and cost efficiencies Simplified transaction account product has resulted in increased profitability without competitive impact Absenteeism and turnover are down 'Ready now' candidates for succession are above expectations Gallup Results show the Retail Bank is progressing strongly 100 branches planned for redesign and refurbishment in 2003/04 Targetted efficiency gains achieved

Results are already flowing through and make it clear that the Retail strategy is hitting the mark -

•	service quality is increasing and external research indicates we are strong in service among the majors, but clearly with room to improve

•	better service is driving higher sales and leads conversion rates

•	strong growth is being recorded in several key products

•	product simplification and re-engineering is delivering higher returns and better service — e.g. transaction accounts and home loans

•	people measures indicate strengthening of a sales and service culture is continuing

Strategy Briefing Hugh Harley Retail Banking Services 20 May 2003

•	Q&As

RBS has restructured to deliver the Strategy... Our teams are now organised around the core, foundation products for nearly all our customer relationships, and those products which are associated with more specific customer groups and are of higher value... Group Executive Retail Banking Services (RBS) Hugh Harley EGM Transactions & Consumer Financing Stephen Morrow EGM Mortgages and Investments Geoff Austin EGM Brand, Marketing & Information Management Graham Ford EGM Retail Sales and Service David Marshall EGM Retail Operations Peter Abbott EGM Infrastructure Services Mukesh Parekh EGM Finance and Strategy Paul Rayson EGM Human Resources Development Services Terry Mason